Exhibit 99.5

LETTER TO CLIENTS

          , 2008

To Our Clients:

We are sending you this letter because we hold shares of common stock, par value $0.01 per share, of FX Real Estate and Entertainment Inc. (the “Company”) for you. The Company has granted to its shareholders transferable rights to purchase shares of its common stock.

We have enclosed a copy of the following documents:

1.	The prospectus dated , 2008; and

2.	A “Beneficial Owner Election Form” which you can use to tell us what you would like to do with your rights.

As described in the prospectus, you will receive one transferable right for every two shares of the Company’s common stock you own on          , 2008, the record date for the rights offering. Each right entitles a holder of common stock to purchase one share of common stock, at an exercise price of $10.00 per share. The Company currently has 39,790,247 shares of common stock outstanding. As part of the transaction that created the Company in June 2007, the Company agreed to undertake this rights offering, and certain stockholders who own, in the aggregate 20,046,898 shares of common stock, waived their rights to participate in this rights offering. As a result, this rights offering is being made only to stockholders who own, in the aggregate, 19,743,349 shares of our common stock as of the Record Date. Refer to the sections in the prospectus titled “Questions and Answers About The Rights Offering” and “The Rights Offering.”

The materials enclosed are being sent to you as the beneficial owners of the shares of common stock carried by us in your account but which are not registered directly in your name. EXERCISES OF THE RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to purchase any shares of common stock. However, we urge you to read the enclosed documents carefully before instructing us to exercise your rights.

Your instructions should be sent to us in order to permit us to exercise your rights on your behalf in accordance with the terms of the rights offering. YOUR RIGHTS WILL EXPIRE, IF NOT PREVIOUSLY EXERCISED, AT 5:00 P.M., NEW YORK CITY TIME, ON          , 2008, UNLESS THE TIME PERIOD FOR EXERCISING THE RIGHTS IS EXTENDED BY FX REAL ESTATE AND ENTERTAINMENT INC. (AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). YOU CANNOT REVOKE THE EXERCISE OF YOUR RIGHTS ONCE YOUR RIGHTS CERTIFICATE AND PAYMENT ARE SENT BY US TO THE COMPANY.

If you wish to have us, on your behalf, exercise the rights for shares of common stock or sell rights, please instruct us by completing, executing and returning the enclosed form entitled “Beneficial Owner Election Form.”

Very truly yours,

[BANK, BROKER OR OTHER NOMINEE]